WEST FACE

GranTierra energy inc.

PROPOSAL FOR CHANGE

(Note: All amounts in US Dollars unless otherwise noted.)

April 2015

ADDITIONAL INFORMATION

West Face SPV (Cayman) I L.P. ("West Face SPV") intends to make a filing with the Securities and Exchange Commission of a proxy statement and an accompanying proxy card to be used to solicit proxies in connection with the 2015 Annual Meeting of Stockholders (including any adjournments or postponements thereof or any special meeting that may be called in lieu thereof) (the "2015 Annual Meeting") of the Company. Information relating to the participants in such proxy solicitation has been included in materials filed on April 21, 2015 by West Face SPV with the Securities and Exchange Commission pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended. Stockholders are advised to read the definitive proxy statement and other documents related to the solicitation of stockholders of the Company for use at the 2015 Annual Meeting when they become available because they will contain important information, including additional information relating to the participants in such proxy solicitation. When completed and available, West Face SPV's definitive proxy statement and a form of proxy will be mailed to stockholders of the Company. These materials and other materials filed by West Face SPV in connection with the solicitation of proxies will be available at no charge at the Securities and Exchange Commission's website at www.sec.gov. The definitive proxy statement (when available) and other relevant documents filed by West Face SPV with the Securities and Exchange Commission will also be available, without charge, by directing a request to West Face SPV's proxy solicitor, Okapi Partners, at its toll-free number (877) 796-5274 or via email at info@okapipartners.com.

Cautionary Statement Regarding Forward-Looking Statements

The information herein contains "forward-looking statements." Specific forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts and include, without limitation, words such as "may," "will," "expects," "believes," "anticipates," "plans," "estimates," "projects," "targets," "forecasts," "seeks," "could" or the negative of such terms or other variations on such terms or comparable terminology. Similarly, statements that describe our objectives, plans or goals are forward-looking. Our forward-looking statements are based on our current intent, belief, expectations, estimates and projections regarding the Company and projections regarding the industry in which it operates. These statements are not guarantees of future performance and involve risks, uncertainties, assumptions and other factors that are difficult to predict and that could cause actual results to differ materially. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and actual results may vary materially from what is expressed in or indicated by the forward-looking statements. All amounts in US Dollars unless otherwise noted.

EXECUTIVE SUMMARY

WEST FACE

OVERVIEW OF WEST FACE CAPITAL

West Face Capital (West Face) Manages Approximately $2.0 Billion In Assets	• West Face makes concentrated investments in businesses and seeks to make positive changes to create value for all shareholders. • West Face is comfortable with holding periods of four years or more for core positions.
Gran Tierra Energy Inc. (GTE or Company) Is A Core West Face Position	• West Face, together with a management team headed by Gary Guidry (we), are working to enact change at GTE. • With a 9.8% interest, we believe we are GTE's largest shareholder and that change is required to build sustainable value for all shareholders.

If You Share Our Views, Now Is The Time To Be Heard

WEST FACE HAS A LONG-TERM INVESTMENT PERSPECTIVE

WEST FACE

West Face's Holding Period For Core Investments Is Typically **4 Years** Or More

We are **not** seeking:

- A quick flip of assets
- Financial engineering

We **are** seeking to:

- Halt value-destroying activities that we believe have defined GTE for more than 4 years
- Change management to drive value creation at GTE
- Improve governance and accountability at GTE

We Are Committed To Creating Value At GTE For The Long-term For All GTE Shareholders

MAPLE LEAF FOODS CASE STUDY

Over Its 4-year Holding Period, West Face Improved Governance And Helped Unlock Considerable Value For All Shareholders



Current share price: $22.86
West Face entry at: $8.50/shr
25.00
23.00
21.00
19.00
17.00
15.00
13.00
11.00
9.00
7.00
5.00
Board size reduced from 14 to 10 with four of the original directors remaining.
Sale of non-strategic assets
New independent Chairman elected
West Face nominee appointed
Focus on core operations
West Face holding period: >4 years
Dec-09
Jun-10
Nov-10
Apr-11
Oct-11
Mar-12
Aug-12
Jan-13
Jul-13
Dec-13
May-14
Oct-14
Apr-15

All Shareholders Have Benefited From West Face's Involvement In Maple Leaf Foods

Note: share price data from January 1, 2010 to April 20, 2015

WHY WE BELIEVE CHANGE IS NEEDED AT GTE

1. **Lack of proper oversight has resulted in significant reduction of the Company's value**
2. **Ineffectual governance and lack of accountability**
3. **Absence of a coherent strategy**
4. **Bloated overhead costs**
5. **Misaligned interests between shareholders and directors**

The Result: Poor Absolute And Relative Performance In The Company's Share Price

WEST FACE

WHY NOW IS THE TIME FOR CHANGE

1. **Hasty and inadequate senior management changes**
2. **Weak board with history of poor oversight and risk management**
3. **Risk of rash business combination or capital deployment using significant cash resources or common shares**
4. **The Company needs to hear from shareholders to improve leadership and oversight**

We Believe That GTE Has Significant Potential Under The Right Leadership

WHAT IS WEST FACE'S PLAN?

West Face Proposes A Refocused Strategy	West Face Proposes A Refreshed Board And New Management
• Refocus on Colombia • Address cost structure • Improve capital allocation	• We believe new leadership is required • Gary Guidry is a proven value creator • West Face's Board candidates are well qualified to oversee GTE's development

WEST FACE

PROPOSED DIRECTORS: STRONG CREDENTIALS



Gary Guidry

Proven value-creating CEO with 35 years of experience in international exploration and development, including South America. 2014 Oil Council CEO of the Year

CARACAL ENERGY INC. | ORION OIL & GAS CORPORATION | TANGANYIKA OIL COMPANY LTD | OXY | Calpine Natural Gas Trust | nexen | AfricaOil Corp. | AEC



Robert Hodgins

More than 30 years of experience in finance positions including as CFO of major public energy companies. Serves as director and Chairman of the Audit Committee at several high-profile public oil and gas companies

MEG ENERGY | TransCanada In business to deliver | CARACAL ENERGY INC. | CANADIAN PACIFIC | AltaGas | enerPLUS | PENGROWTH



Peter Dey

More than 40 years of experience in law, investment banking, corporate governance and on Boards of Directors. Former Chair of the Ontario Securities Commission and advisor to the Toronto Stock Exchange and OECD on governance

CARACAL ENERGY INC. | GRANITE REIT | GOLDCORP | PARADIGM CAPITAL | Morgan Stanley | OSLER | OSC ONTARIO SECURITIES COMMISSION | TMX



Ronald W. Royal

Senior executive and corporate director with an engineering background. Over 35 years of experience in international upstream operations with global energy companies

ExxonMobil | CARACAL ENERGY INC. | Oando | Esso | Imperial Oil | valeura energy inc.



Brooke Wade

Founder and successful CEO of international chemical companies and with more than 35 years of proven entrepreneurial leadership. Extensive finance, audit and governance experience across several industries, including oil and gas

Acetex | iac acoustics making the world a quieter place | CARACAL ENERGY INC. | METHANEX | novinium masters of reliability



David Smith

Chairman of a major energy-related company with 30 years' background in investment banking, research and management. Significant board experience with a track record of value creation

ENTERPRISE CAPITAL MANAGEMENT INC.

Xinergy | Superior Plus | Jannock Properties

Gary Guidry Will Be Supported By A High Performing Board With The Expertise To Implement Our Plan

WEST FACE

GARY GUIDRY'S TRACK RECORD: EXCEPTIONAL



Gary Guidry

- ✓ Accomplished CEO
- ✓ Proven leadership
- ✓ Results oriented
- ✓ Purchased more common shares than all GTE insiders combined since 2008[1]
- ✓ Oil Council Executive of the year in 2014

Company	Role	Tenure	Annualized Return
Caracal Energy Inc.	CEO	3 years	24%[2]
Orion Oil & Gas Corporation	CEO	2 years	52%[3]
Tanganyika Oil Company Ltd	CEO	4 years	53%[4]
Calpine Natural Gas Trust	CEO	2 years	48%[5]

Shareholders Made An Average Annual Return of ~45%
At The 4 Prior Companies Where He Was CEO

1, 2, 3, 4, 5) See endnotes.

WEST FACE

GTE: A HISTORY OF POOR CAPITAL ALLOCATION

FROM 2011-14, GTE DEPLOYED OVER $1.7 BILLION IN CAPEX AND ACQUISITIONS…

WEST FACE

Of The $1.7 Billion, Approximately $860 Million Was Spent In Peru, Argentina, And Brazil



Capital Spent ($mm)
$600
$500
$400
$300
$200
$100
$0
$523
$53
$36
$175
$259
$349
$92
$63
$41
$153
$374
$77
$83
$24
$190
$432
$24
$174
$18
$215
2011
2012
2013
2014
Colombia
Argentina
Peru
Brazil
Total Capital Deployed: $1.7 billion

More Than 50% Of Capital Deployed Outside Of Colombia

Source: GTE 10-K filings from 2011 to 2014

Note: Capital spent includes capital expenditures and acquisitions. Capital deployed in 2011 includes the $195 million Petrolifera acquisition. We allocated the purchase price according to geographic distribution of 2P PV10 reserve value based on Petrolifera's December 31, 2010 Annual Information Form.

…WITH NO MATERIAL GROWTH IN RESERVES…

Colombia 2011-2014 CAGR	-0.3%	Brazil 2011-2014 CAGR	27.5%
Argentina 2011-2013 CAGR	-15.0%	Peru 2011-2014 CAGR	0.0%



3P NAR Reserves (mmboe)
100
90
80
70
60
50
40
30
20
10
0
86
4
23
59
86
5
23
58
79
5
17
58
66
7
59
2011
2012
2013
2014
Colombia
Argentina
Brazil

Despite Spending $1.7 Billion Over 4 Years, There Has Been No Material Reserve Growth

Source: Press releases dated: February 6, 2012, February 4, 2013, February 9, 2014, and February 2, 2015.
Note: Argentina business unit was sold in 2014. We exclude reserve bookings for Peru in 2013 and 2014 because of poor drilling results in the Bretana Sur 95-3-4-1X well as disclosed in GTE's press release on January 20, 2015.

…AND NO MATERIAL INCREASE IN PRODUCTION



Working Interest Production (boe/d)
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
23,408
23,682
28,768
26,889
2011
2012
2013
2014

Despite Allocating More Than 50% Of Capital To Peru, Argentina, And Brazil, Production Still Comes Predominantly From Colombia

Source: NI 51-101 filings from 2011 to 2014

AS A RESULT, GTE'S VALUATION HAS SUFFERED…

"The oil price [required] to reach the current share price put Gran Tierra [as] the cheapest in our coverage universe"

– Nathan Piper, RBC Analyst (March 9, 2015)



Exhibit 4: Brent Price Discounted based on Tangible NAV – Gran Tierra (GTE) with cash and producing assets remains cheapest
Oil ($/bbl)
110
100
90
80
70
60
50
40
30
20
10
0
CIE
CNE
LUPE
DETNOR
KOS
DNO
PMO
PXT
SIA
PRE
MVN
AOI
BOE
ENQ
BNK
PPC
TLW
GENL
SLG
FPM
IAE
TGL
AMER
WZR
GTE
Current Oil Price
Note: This chart shows what Brent Price is implied by the Company's current share price according to RBC

According To RBC, GTE's Valuation Is The Cheapest In Its Coverage Universe

Source: RBC research report dated March 9, 2015

...AND ITS STOCK PRICE HAS DECLINED SIGNIFICANTLY

We Estimate The <u>Value Loss</u> From Ventures Into Peru, Brazil, and Argentina <u>Has Been $1.90/share</u>



Share Price
$12
$10
$8
$6
$4
$2
$0
3-Jan-11
3-Jan-12
3-Jan-13
3-Jan-14
3-Jan-15

Return since 2011	-59%
Return since 2012	-39%
Return since 2013	-54%
YTD return	-12%

But The Bigger Loss, In Our View, Was The "Opportunity Cost" Of Neglecting Colombia

Note: Date range for share price chart is January 1, 2011 to April 20, 2015. See slide 37 for derivation of the estimated $1.90/share impact on share price.

WEST FACE

CASE STUDIES OF

POOR CAPITAL ALLOCATION AND RISK MANAGEMENT

WEST FACE

CASE 1: ARGENTINA – $103 MILLION LOST

1 In 2011, the existing Board approved the acquisition of Petrolifera through the issuance of 18 million shares and 4 million warrants, for total consideration of $195 million (including assumption of debt)

2 Petrolifera's core assets were in Argentina and comprised approximately 71% of 2P PV10

3 In GTE's 2010 Q4 conference call, the CEO noted that Petrolifera had **"significant underdeveloped assets in need of funding to create additional shareholder value through exploration and development drilling"**

Was the Board's decision to continue to invest in Argentina sound?

GTE Purchased Petrolifera For $195 Million, Of Which ~71% Was Attributable To Assets In Argentina

CASE 1: ARGENTINA – $103 MILLION LOST

Cumulative Sources & Uses of Funds in Argentina (2011-14)



Permanent capital loss of $103 million
$ millions
$300
$250
$200
$150
$100
$50
$0
$258
$139
$119
Petrolifera purchase price allocation
Capex 2011-2014
$155
$73
$82
Proceeds from sale to Madalena and other asset sales
EBITDA generated from 2011-2014
Capital Spent
Value Received

The Board Eventually Capitulated In Argentina And Sold At A Loss

Source: GTE 10-K filings from 2011 to 2014

Note: Capital spent in 2011 includes the Petrolifera acquisition which we allocated based on geographic distribution of 2P PV10 reserve value as disclosed in Petrolifera's December 31, 2010 Annual Information Form. Share consideration received from Madalena valued as of April 20, 2015.

CASE 1: ARGENTINA – $103 MILLION LOST

Annual Cash Flow Summary



$ millions
$45
$40
$35
$30
$25
$20
$15
$10
$5
$0
Capex
EBITDA
$36
$13
$41
$35
$24
$22
$18
$12
2011
2012
2013
2014

The Board Continued To Approve Spending In The Face Of Losses

Source: GTE 10-K filings from 2011 to 2014

CASE 2: BRAZIL – $66 MILLION LOST

Since 2011, GTE Invested $246 Million And Received $85 Million In Cash Proceeds



Cumulative Sources & Uses of Funds (2011-14)
$ millions
$250
$200
$150
$100
$50
$0
$246
$51
$195
Acquisitions 2011-2014
Capex 2011-2014
$180
$95
$54
$31
$161 million loss assuming de minimis value for Brazil. Loss of $66 million assuming a PV10 value of $95 million
1P PV10 value based on GLJ 2014 Reserve Report, assuming SEC flat pricing
Cash receipt for farm-in termination in 2013
EBITDA generated from 2011-2014
Capital Deployed
Value Received

After Factoring In Remaining 1P PV10 Reserves, We Believe The Total Value Lost In Brazil Was $66 Million

Source: GTE 10-K filings from 2011 to 2014

Note: The $66 million loss is our estimate which assumes that the current value of GTE's Brazilian assets is equal to GLJ's 1P PV10 reserve value estimate based on SEC flat pricing

CASE 2: BRAZIL – $66 MILLION LOST

Total Capex: $195 Million. Total Gross Wells Drilled: 6



Annual Cash Flow Summary
$ millions
$70
$60
$50
$40
$30
$20
$10
$0
-$10
Capex
EBITDA
$53
-$1
$55
$3
$63
$13
$24
$17
2011
2012
2013
2014

As In Argentina, The Board Repeatedly Approved Capital Outlays In The Face Of Losses. The High-Risk / High-Cost Was Reflected In Low Number Of Wells Drilled

Source: GTE 10-K filings from 2011 to 2014

CASE 2: BRAZIL – $66 MILLION LOST

WEST FACE

After Early Success In Block 155, We Believe All Other Activities In The Reconcavo Basin Have Resulted In Failure

Acquired a 70% WI from Alvorada Petroleo in 2010. Subsequently increased to 100% in 2012

Block	Activity	Result
Block 142	Drilled an exploration well and horizontal sidetrack, which was completed in 2013	Horizontal sidetrack showed oil saturations were not high enough to flow oil
Block 129	After encountering drilling complications, finally completed an exploration well and horizontal sidetrack in 2014	Swabbing the well resulted in ~11 boe of oil produced over a 16.5 hours or on track for 16 boe/d
Block 155	Encountered early success in drilling 2 producing conventional wells in 2012. These wells were successfully dual completed in 2014	However, the unconventional program has not resulted in any production. One well suspended due to encountering wellbore issues. Another well suspended pending a study being done on the commerciality of the entire unconventional program
Block 224		We believe there has been no activity in this block to date

Why Did The Board Keep Spending In Brazil?

Source: Company filings

WEST FACE

CASE 2: BRAZIL – $66 MILLION LOST

GTE's Farm-in Agreements In The Camamu Basin Have Resulted In Nothing But Penalty Payments…

Block	Agreement	Exploration	Outcome
Block BM-CAL-10	Entered into a farm-in agreement in 2011 with Statoil for a 15% WI operated by Statoil.	1 exploration well was drilled in October 2011. Initial test results came out in December 2011. Test results were never disclosed by GTE.	In February 2012, GTE decided to terminate the farm-in agreement, presumably because test results were disappointing. GTE made a $23.8 million compulsory payment for terminating the farm-in agreement
Block BM-CAL-7	Entered into a farm-in agreement in 2011 with Statoil for a 10% WI operated by Petrobras	No exploration wells were drilled throughout GTE's involvement in this block	GTE ended up relinquishing its interest in Block 186 of Block BM-CAL-7 in Q4 2013. GTE paid $1.3 million as a penalty for failing to meet its exploration obligation

Farm-in Arrangements Have Resulted In Penalty Payments And No Material Increase In Reserves

Source: Company filings

WEST FACE

CASE 2: BRAZIL – $66 MILLION LOST

We Believe The Board's Past Risk Assessment Was Seriously Deficient.
But What Is The Current Strategy?

The Company has acquired 3 new exploration blocks in the Reconcavo Basin from the ANP in the 2013 Brazil Bid Round 11

In March 2015, the Company initiated a 3D seismic acquisition program for these blocks

In our view, the Board seems intent on contributing more capital to Brazil despite past losses

The Board Has Approved Moves Consistent With More Spending In Brazil

CASE 3: PERU – $377 MILLION LOST

Did The Board Exercise Sound Judgment By Investing In Peru?



Cumulative Sources & Uses of Funds (2011-14)
$500
$450
$400
$350
$300
$250
$200
$150
$100
$50
$0
$ millions
G&A from 2011 to 2014
Capex in Peru from 2011 to 2014
$377
$21
$356
$0
Only 3 gross wells drilled in Peru since 2011
Capital Spent
Value of Reserves

We Estimate The Venture Into Peru Resulted In A Value Loss Of $377 Million

Source: GTE 10-K filings from 2011 to 2014 and 2014 NI 51-101 filing

CASE 3: PERU – $377 MILLION LOST

WEST FACE

High-Risk Spending in Peru: The Board's Risk Management Was Deficient In Our View.

Block	Acquisition	Activity	Outcome
Block 128	Awarded in 2006 under an exploration license contract	Plugged and abandoned an exploration well due to poor drilling results in March 2011	Block relinquished at the end of 2011 due to poor drilling results
Block 122	Awarded in 2006 under an exploration license contract		5 years later, Block relinquished at the end of 2011 due to poor drilling results in Block 128
Block 133	Acquired through Petrolifera acquisition in March 2011	Seismic acquisition and permitting commenced in 2012	Permitting process continues
Block 107	Acquired through Petrolifera acquisition in March 2011	Encountered numerous delays in permitting process which began in 2012	Permitting process continues
Block 123	Acquired 20% non-operated WI from ConocoPhilips in April 2011	Seismic acquisition and permitting commenced in 2012	Block is under force majeure since April 29, 2013 due to permitting delays
Block 124	Acquired 20% non-operated WI from ConocoPhilips in April 2011		Block relinquished at the end of 2011
Block 129	Acquired 20% non-operated WI from ConocoPhilips in April 2011	Seismic acquisition and permitting commenced in 2012	Block is under force majeure since July 17, 2013 due to permitting delays

Each of these blocks have exploration commitments (usually in the form of drilling exploration wells or acquiring seismic data) which, if not met, result in relinquishment of the block. **GTE spent ~$110 million on seismic acquisition alone in the years 2011 to 2014.**

Source: Company filings

The Board Approved Spending $110 Million On Seismic Alone From The Beginning Of 2011

CASE 3: PERU – $377 MILLION LOST

"The commitments on… Blocks 107, 123, 129, and 133, [are] somewhere in the order of about $160 million over the next 2 to 3 year period." – Interim CEO (Q4 2014 Conference Call)

Excerpt From April 22, 2015 Presentation

In Blocks 107 and 133, the Board currently intends to continue seismic acquisition with an eye toward commencing exploration drilling activity starting in H2 2016. **We do not believe this will be a value added activity.**

Blocks 133 and 107

Block 107 and 133
- New 2D seismic acquired, five new prospects and leads identified on Block 107
- Osheki-1 exploration well expected to be drilled in 1H 2017
- Pre-drill civil contracts possibly to commence in 2H 2016

On trend with prolific hydrocarbon accumulations
- Camisea to the Southeast
- Recent oil discovery at Los Angeles-1x on Block 131
  - 2,258 bopd (at October 23, 2014)*

PROSPECTIVE RESOURCE POTENTIAL(MMboe)**

PROSPECT	BLOCK	LOW ESTIMATE (P90)	BEST ESTIMATE (P50)	HIGH ESTIMATE (P10)	PROBABILITY OF SUCCESS
Osheki	107	70.5	**252.1**	622.7	20%

*Source: Pacific Rubiales press release dated October 27, 2014. Readers are cautioned that Gran Tierra is unable to confirm whether such disclosure has been prepared by, or in consultation with, a qualified reserves evaluator or auditor or is in compliance with the COGE Handbook. There can be no assurances about the accuracy or reliability of this information.
**Per report prepared October 1, 2013 by independent reserves auditors GLJ. Refer to Prospective Resource Advisory in the Appendix section at the end of this presentation.



Aguaytia Condensate Field
PERU
Agua Caliente Oil Field
Los Angeles-1x Discovery
Block 133
Mountain Front Lead
Lateral Ramp Lead
Footwall East Lead
Osheki Prospect
Hangingwall Prospect
Salt Pillow Lead
Block 107
Operated property
Oil / Gas Pool
Oil Seep
Gas Seep
Oil / Gas Well

20 GRAN TIERRA ENERGY INC.

Excerpt From April 22, 2015 Presentation

The permitting process for Blocks 123 and 129 started in 2012. Three years later, the permitting process still continues. The Board expects that exploratory drilling will begin in H1 2017.
We do not have confidence in the Board's stated strategic direction.

Blocks 123 and 129

Block 123 and 129
- Immediately up-dip and along strike from prolific Marañon Basin producing fields
- New 2D seismic acquired, prospects mapped
- Well permitting process to begin in June
- Potential drilling in 1H 2017

PROSPECTIVE RESOURCE POTENTIAL (MMboe) *

PROSPECT	BLOCK	LOW ESTIMATE (P90)	BEST ESTIMATE (P50)	HIGH ESTIMATE (P10)	PROBABILITY OF SUCCESS
Cacique	129	23.6	**161.8**	658.3	15%
Saltarin-Harpia	123/129	66.9	**468.3**	1974.1	29%

*Per report prepared October 1, 2013 by independent reserves auditors GLJ. Refer to Prospective Resource Advisory in the Appendix section at the end of this presentation



ECUADOR
Paiche (86 MMbbl)
Raya (100 MMbbl)
Dorado (27 MMbbl)
Pirana (106 MMbbl)
Delfin (25 MMbbl)
Buena Vista (75 MMbbl)
PERU
Block 129
Arasari
Cacique Prospect
Saltarin Prospect
Harpia Prospect
Jacamar
Hoatzin
Pavayacu (75 MMbbl)
Block 123
Chambira Este (30 MMbbl)
Nanay
Corrientes (220 MMbbl)
Operated property
Oil & Gas Pool
Gas pool
Pool Description
2D Seismic
Pipelines
Planned Pipeline

21 GRAN TIERRA ENERGY INC.

Based on April 2015 Presentation Materials, The Board Seems Intent On Continuing Exploration Activities In Peru

WEST FACE

CASE 3: PERU – $377 MILLION LOST

Deep Dive: Risk Management And Block 95

Management and the Board made a company-transforming bet in 2010 by farming into a 60% working interest in Block 95, *which was subsequently increased to 100%* in June 2012

Known facts about Block 95:

1. Block 95 is located at the edge of the Amazon River where flooding frequently occurs
2. Infrastructure and access to the location are limited
3. A previous oil discovery made in Block 95 in 1974 flowed a low grade, heavy crude oil with an API gravity between 13º and 18º
4. The Board *approved 100% of the costs and risks* associated with this venture

We believe that even if the Company had been successful in booking reserves in Block 95, the difficult operating environment would have made the economics of such an undertaking challenging

- The Company has *spent approximately $200 million drilling in Peru since 2011*. We believe the vast majority of this amount was spent in Block 95

We Believe The Board's Decision To Enter Block 95 Was Another Error In Judgement

Source: Company filings

WEST FACE

CASE 3: PERU – $377 MILLION LOST

Deep Dive: Risk Management and Block 95 (...continued)

In December 2010, GTE entered into a farm-in agreement with Global Energy Development PLC for a 60% working interest in Block 95

This was subsequently increased to 100% in June 2012

The Block had 1 exploration well drilled in 1974 (Bretana-1) that had an IP rate of 807 boe/d

The Board apparently deemed the risk to be much lower than it proved to be

The Board Took On More Risk By Increasing Its Working Interest To 100% In 2012

Source: Company filings

WEST FACE

CASE 3: PERU – $377 MILLION LOST

Deep Dive: Risk Management and Block 95 (…continued)

- A new exploration well (Bretana Norte 95-2-1XD) was completed in February 2013. Initial testing resulted in 1,082 boe produced over 21 hours

- A long-term test program was designed for the well, which involved drilling a horizontal sidetrack which was completed in May 2013. A production test was conducted which resulted in an IP rate of up to 3,095 boe/d

- Based on these results, the Company was able to book 2P working interest reserves of 62 mmboe and 3P reserves of 114 mmboe

- GTE <u>immediately began construction of crude oil processing</u> and loading facilities to facilitate oil production of up to 2,500 boe/d and <u>gave guidance that production would begin</u> in September 2014

Based On A Production Test, The Board Approved Booking Reserves And Approved 'Street Guidance' That Production Would Start In September 2014

Source: Company filings

WEST FACE

CASE 3: PERU – $377 MILLION LOST

Deep Dive: Risk Management and Block 95 (…continued)

In December 2014, the Company commenced drilling an appraisal well on the L4 lobe (Bretana Sur 95-3-4-1X) to prove out the extent of the oil formation

The results from this well were significantly less than initially estimated, which necessitated a reversal of all reserves booked to Block 95

As a result, the Board decided to halt all activity in Peru. Importantly, this was after the Company had completed construction of the crude oil processing and loading facilities

All activities in Peru to date have resulted in zero contribution to booked reserves despite an outlay of ~$377 million in capital

The Board Had To Acknowledge The Failure With A Material Write-down in Q4 2014

Source: Company filings

CASE 3: PERU – $377 MILLION LOST

Block 95 is in a remote area with limited infrastructure and high implied costs for exploration, development and servicing.



Bretaña Norte-1XD 95-2-1XD
GranTierra
energy inc.

"[Block 95 is] on the… Amazon River, so it's flooded for a good part of the year. So it's going to take a lot of work to build a drilling platform above the flood line."

- CEO
(Q1 2011 Conference Call)

Did the Board Exercise Good Judgment in Peru?

Source: Screenshot from May 14, 2013 investor presentation

WEST FACE

CASE 3: PERU – $377 MILLION LOST

For the last 5 years, the Board has approved an "elephant hunting" strategy in Peru - In other words, taking extraordinary risks for a potentially outsized find.

Excerpt From May 14, 2013 Presentation

Management and the Board actually believed and communicated to shareholders that Peru had "unlimited" opportunities



GTE Peru - The Next Step in Growth
GranTierra energy inc.
Gran Tierra Energy entered Peru in 2005
Starting with no staff, direct employment has grown to 44 people with offices in Lima and Iquitos, and by year-end expected to reach 66 people
Initially acquiring one exploration block, GTEP today is Operator and 100% working interest holder in 5 exploration blocks, encompassing 6.4 million acres, third largest E&P acreage holder in Peru
Investments to date have totaled $156 million
2013 GTEP budget has just been increased from $38 million to $101 million due to exploration drilling success
Peru Opportunities - Unlimited
prolific basin
Marañon Basin historical commercial exploration success rate of 42% (*)
Commercial fields ranging from 18 MMBO to 226 MMBO recoverable
Mean field size of 71 MMBO recoverable
Approximately 21 exploration prospects and leads have been identified on Gran Tierra's acreage
Recent Bretaña Norte discovery well has the potential to transform Gran Tierra Energy's reserve base and future growth potential
(*) Based on IHS Energy data
3

Excerpt From January 21, 2015 Presentation

This language can be seen as early as their January 2012 corporate presentation and **<u>was still in their January 21, 2015 corporate presentation, which was 1 day after Management and the Board had disclosed that a material restatement of Peru reserves was imminent</u>**.



Elephant hunting in Peru
GranTierra energy inc.
Putumayo Basin
Colombia
Ecuador
Blocks 123 & 129
Iquitos
Marañon Basin
Pipeline
Block 95
Peru
Brazil
Andes Mountains
Ucayali Basin
Blocks 133 & 107
Mid Term Growth Opportunity
5.7 million gross acres

Was "Elephant Hunting" Evidence of Prudent Risk Management By The Board?

QUANTIFYING VALUE LOSS AT GTE

WE ESTIMATE THE BOARD HAS OVERSEEN $546 MILLION IN CAPITAL LOSS



$ millions
$1,000
$900
$800
$700
$600
$500
$400
$300
$200
$100
$0
$967
$249
Net working capital
$719
Enterprise value
$546
$377
Peru
$103
Argentina
$66
Brazil
Market Capitalization
Value Loss

We Estimate Value Loss In Peru, Argentina, And Brazil Of ~56% Of GTE's Market Cap And ~76% Of Its Enterprise Value (~$1.90 Per Share)

Note: Market capitalization and enterprise value calculated as of April 20, 2015.

COLOMBIAN OPERATIONS

THE BOARD MISSED THE OPPORTUNITY TO CREATE VALUE IN COLOMBIA THAT OTHERS SAW

- Parex Resources ("PXT") Is A Pure Play Colombian Producer That Began Operations In 2009
- Starting With A Much Smaller Base, PXT Has Been A Focused Operator In Colombia, Growing Production By Over 300% (2011-14) And Surpassing GTE

GTE Colombia Production


NAR Production (boe/d)
24,000
20,000
16,000
12,000
8,000
4,000
0
Production has stagnated since 2011
14,777
13,146
18,584
17,619
2011
2012
2013
2014

PXT Production


NAR Production (boe/d)
24,000
20,000
16,000
12,000
8,000
4,000
0
Meanwhile, PXT's production has grown by over 300%
4,910
10,625
13,926
19,804
2011
2012
2013
2014

By Focusing Elsewhere, GTE Failed To Grow Production Materially In Colombia, While Peers Like Parex Resources Did

Source: GTE 10-K filings from 2011 to 2014. PXT Q4 Reports from 2011 to 2014.

THE BOARD UNDERINVESTED IN DEVELOPING RESERVES IN COLOMBIA

Growth In Reserves Also Was Far Less Favorable By Comparison To PXT

GTE Colombia 2P Reserves


GTE's reserves have grown by a meager 24% since 2011
2P NAR Reserves (mboe)
60,000
50,000
40,000
30,000
20,000
10,000
0
37,443
44,191
44,723
46,466
2011
2012
2013
2014

PXT 2P Reserves


Meanwhile, PXT's reserves have grown by over 530%
2P NAR Reserves (mboe)
60,000
50,000
40,000
30,000
20,000
10,000
0
8,665
13,206
26,782
54,754
2011
2012
2013
2014

PXT's Reserves Grew 530% While GTE's Colombia Reserves Grew 24%

Source: GTE NI 51-101 filings from 2011 to 2014. PXT Annual Information Forms from 2011 to 2014.

OVERALL, GTE HAS OPERATED LESS EFFICIENTLY THAN PXT IN COLOMBIA

Exploration Drilling Success Rate in Colombia



Exploration Drilling Success Rate
(2011-2014)
80%
70%
60%
50%
40%
30%
20%
10%
0%
74%
25%
GTE
PXT

GTE's Exploration Drilling Success Rate Has Significantly Lagged PXT's Over The Last 4 Years

Source: GTE 10-K filings from 2011 to 2014. PXT Annual Information Forms from 2011 to 2014.
Note: Exploration drilling success rate compares the number of productive exploration wells drilled to the number of productive and dry holes drilled.

WEST FACE

GTE'S STOCK PRICE HAS SIGNIFICANTLY UNDERPERFORMED PXT'S



180
160
140
120
100
80
60
40
20
0
Base Price = 100
3-Jan-11
3-Jan-12
3-Jan-13
3-Jan-14
3-Jan-15
GTE
PXT
47% under-performance

GTE's Stock Has Lost 59% Of Its Value Since 2011, Underperforming PXT By 47%

Note: Date range for share price chart is January 1, 2011 to April 20, 2015. PXT share price converted into US dollars

GTE IS SIMILAR IN SIZE YET TRADES AT A MUCH CHEAPER VALUATION

WEST FACE

Why Do Investors Assign A Discount To GTE's Valuation?

	Gran Tierra energy inc.	PAREX	Difference	
2014 Production (boe/d)	19,884	19,804	+0%	Similar size…
2P Reserves (mboe)	51,218	54,754	-6%	
2P PV10 ($ millions)	$1,049	$1,098	-4%	
Enterprise Value	$719	$1,014	-29%	At a cheaper valuation
EV/2P PV10	0.7x	0.9x	-26%	

We Believe Investors Assign A Greater Discount To GTE Because of The Board's Poor Capital Allocation Record and Concern About Future Allocations

Note: Calculated as of April 20, 2015. PXT's enterprise value converted into USD

WHAT CAN WE CONCLUDE ABOUT THE BOARD'S CAPITAL ALLOCATION RECORD?

WEST FACE

WEST FACE

IN OUR VIEW, THE BOARD HAS BEEN A POOR STEWARD OF CAPITAL

For More Than 4 Years, The Board Has Failed To Create Value For Shareholders

The Facts Support Our Contention That Management And The Board Are Poor Capital Allocators

- ☒ $546 million in capital lost in Argentina, Brazil, and Peru
- ☒ Value loss is equivalent to 56% of the Company's market capitalization and 76% of its enterprise value
- ☒ More than 4 years spent chasing high-risk exploration targets
- ☒ Persistent pursuit of negative IRR projects

The Board Has Failed To Execute In Colombia

- ☒ Underperformed PXT in production growth in Colombia
- ☒ Underperformed PXT in reserve growth in Colombia
- ☒ Underperformed PXT in exploration drilling efficiency in Colombia

IN OUR VIEW, DIRECTORS HAVE NOT ACTED LIKE OWNERS WITH DOWNSIDE EXPOSURE

Gary Guidry Has Personally Purchased Approximately 40x More Common Shares In The Open Market In The Last 2 Months Than All Of GTE's Current Insiders Combined Have Purchased Since 2008

- Insider ownership is mostly comprised of RSU grants, option grants, and exchangeable shares acquired by way of business combinations and founders' shares
- Since 2008, only 66,561 common shares have been purchased by current insiders in the open market, which represents 0.02% of shares outstanding



% Insider Ownership
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
Open market common stock purchases are a small % of holdings
0.2%
0.3%
2.3%
2.4%
5.2%
RSUs
Common Shares
Exchangeable Shares
Options and Warrants
Total

Source: SEDI

THE BOARD REWARDED THE EXECUTIVE CHAIRMAN WITH A RICH COMPENSATION PACKAGE

The Board Awarded The Executive Chairman With A Lucrative Compensation Package in Q1 2015 Upon Adding 'Executive' To His Title

- CAD$360,000 Base Salary
- Annual Cash Bonus Target 100% of Base Salary
  - 200% in the event of a change of control
- 400,000 Stock Options (granted near 52-week lows)
- 100,000 RSU's



Total increase in compensation of 470% over 2013
$ thousands
$1,800
$1,600
$1,400
$1,200
$1,000
$800
$600
$400
$200
$0
$288
$288
$524
$253
$288
$1,641
$288
Base Salary (6)
Cash Bonus (100% of Base)
400,000 Stock Options (7)
100,000 RSUs (8)
Change of Control (Additional 100% of Base) (9)
2015 Comp
2013 Comp (10)

6, 7, 8, 9, 10) See endnotes.

WEST FACE

WHY ARE CORPORATE COSTS SO HIGH?

- We examined a comparable peer group of international E&P companies headquartered in Canada
- We believe GTE's high-cost, high-risk exploration strategy is the main reason for its higher corporate overhead costs by comparison



Gross G&A/boe
$12.00
$10.00
$8.00
$6.00
$4.00
$2.00
$0.00
GTE
Peers
$8.86
$9.32
$10.21
$7.91
$9.12
$6.57
2011
2012
2013

GTE capitalizes a large portion of its G&A, but stopped reporting this information starting in FY2014. Capitalizing G&A serves to reduce G&A that appears in the income statement and gives the appearance of lower overhead costs. In 2013, GTE capitalized 44% of its G&A while its peers only capitalized 20%. **But even on a net G&A basis, in 2014 the peer group had net G&A/boe of $4.74 compared to $5.82 for GTE.**

We Believe The Board's Exploration Strategy Is The Main Reason For Higher Than Necessary Overhead Costs

Source: GTE, PXT, TransGlobe Energy Corporation, and Bankers Petroleum filings

Note: Gross G&A includes capitalized G&A. Stock option expense is included in all G&A calculations for consistency. Peers include PXT, TransGlobe Energy Corporation, and Bankers Petroleum. Peers were filtered based on companies that have Canadian headquarters with international operations and at least 15,000 boe/d in production in 2014.

WHY ARE CORPORATE COSTS SO HIGH? (...CONTINUED)



Number of Employees
600
500
400
300
200
100
0
GTE
PXT
446
122
485
184
520
206
473
278
2011
2012
2013
2014

Although GTE And PXT Are Similarly Sized Companies, GTE Currently Has 70% More Employees Than PXT

Source: GTE 10-K filings from 2011 to 2014. PXT Annual Information Forms from 2011 to 2014

OUR PLAN

WHAT IS WEST FACE'S PLAN?

West Face Proposes A Refocused Strategy

1	**Refocus on Colombia**	GTE has an operating advantage in the Putumayo basin as well as many opportunities for value creation in the Middle and Lower Magdalena basins as well as the Llanos basin
2	**Address cost structure**	GTE's operating and capital efficiency will be optimized by refocusing strategy on development, production, and exploration in Colombia
3	**Improve capital allocation**	• No need for "bet-the-farm" risks in frontier basins • Considerable value to be realized within Colombia with emphasis on development • If attractive projects are not identified, then capital should be returned to shareholders

West Face Proposes A Newly Reconstituted Board And New Management

1	**New leadership is required**	No credible succession plan has been put forth by the current Board
2	**Gary Guidry is a proven value creator**	Gary Guidry's track record for value creation is outstanding among his peers
3	**West Face's Board candidates are well qualified to oversee GTE's development**	Each of our Board candidates is an independent thinker and high performer

WEST FACE

WHY COLOMBIA?

1 Economic Environment

- ✓ Colombia has a strong economic environment with a pro-western government that ensures contract stability
- ✓ Well-educated, high-quality national workforce

2 Fiscal Regime

- ✓ Colombia has a very competitive flexible and progressive fiscal regime
- ✓ Sliding scale royalty: Operators pay royalties proportionate to the level of production, thus increasing their profitability
- ✓ No signature or discovery bonuses allows for more capital invested in exploration and development
- ✓ Colombia receives world prices on all oil production

3 Access To Infrastructure

- ✓ Colombia has 6 major oil pipelines and more than 2,000 miles of natural gas pipelines
- ✓ Four of these pipelines connect to the Caribbean export terminal at Covenas

Colombia Has A Favorable Economic And Fiscal Environment With Extensive Infrastructure In Place

WEST FACE

WHY COLOMBIA?

4 Great Potential For Reserve And Production Growth

- ✓ Recent discovery by Parex in Tigana (170 mmboe of oil in place)
- ✓ We believe development projects are still economic below $50/boe Brent pricing
- ✓ Colombian E&P landscape dominated by large number of small producers

5 Reduction In Foreign Investment Risk

- ✓ Security issues are being resolved with President Santos progressing on peace negotiations with the FARC
- ✓ Ministry of Environment committed to shortening environmental permitting process

Tremendous Growth Potential And Reduction Of Risk For Foreign Investors

GARY GUIDRY'S TRACK RECORD: EXCEPTIONAL



Gary Guidry

- ✓ Accomplished CEO
- ✓ Proven leadership
- ✓ Results oriented
- ✓ Purchased more common shares than all GTE insiders combined since 2008[1]
- ✓ Oil Council Executive of the year in 2014

Company	Role	Tenure	Annualized Return
Caracal Energy Inc.	CEO	3 years	24%[2]
Orion Oil & Gas Corporation	CEO	2 years	52%[3]
Tanganyika Oil Company Ltd	CEO	4 years	53%[4]
Calpine Natural Gas Trust	CEO	2 years	48%[5]

Shareholders Made An Average Annual Return of ~45%
At The 4 Prior Companies Where He Was CEO

1, 2, 3, 4, 5) See endnotes.

GARY GUIDRY: STRONG SOUTH AMERICAN EXPERIENCE

Colombia:

- **Oxy** ~200kbopd* E&P operation in Caño Limon field in Llanos Basin.
- **AEC** ~5kbopd* E&P operation in Orito field (EOR Contract) in Putumayo Basin, ~4kbopd* operation in Neiva field (EOR Contract) in Upper Magdalena Basin

Ecuador

- **AEC** ~45kbopd* E&P operation in Oriente Basin (extension of the Putumayo Basin from Colombia)



Venezuela

- **Oxy** ~35kbopd* E&P operation in Maracaibo
- **Benton** ~27kbopd* E&P operation in Maturin

Argentina

- **Oxy** ~20kbopd* Waterflood operation in Mendoza
- **AEC** ~5kbopd* E&P operation in Neuquen

Gary Guidry's prior involvement at Occidental Petroleum and Alberta Energy Company has given him valuable technical experience operating in Colombia and other parts of South America

* Total gross production

CARACAL ENERGY – CASE STUDY

2P Reserve Growth (Working Interest)



100
90
80
70
60
50
40
30
20
10
0
mmboe
259%
CAGR: 73%
25
90
Aug 2011
Dec 2013

- **Mr. Guidry was President and CEO from July 2011 until July 2014**
- Location of operations: Republic of Chad, Africa
- Grew gross production from zero to 14,000 boe/d at the time of sale and exit production of over 20,000 boe/d. From discovery to first production was only 18 months
- Un-risked gross prospective resources increased from zero to 4.1 billion boe
- Built 116 km pipeline, two production facilities, permanent camps and shot two large 3D seismic programs
- Mobilized ten rigs at the time of acquisition
- Negotiated $331 million farm-out to Glencore
- Listed the Company on the London Stock Exchange (premium list)
- Secured $250 million reserve-based lending facility which was awarded several finance deals of the year in 2014
- **Average Annual Shareholder return of 24%**

ORION ENERGY – CASE STUDY

2P Reserve Growth (Working Interest)


30
25
20
15
10
5
0
mmboe
34%
CAGR: 34%
19
25
Dec 2008
Dec 2009

- **Mr. Guidry was President and CEO from October 2009 until July 2011**
- Location of operations: Alberta, Canada
- Production grew from 2,343 boe/d to 5,500 boe/d at the time of sale
- Drilled 46 development wells
- WI Reserves increased by 34% from 2009 to 2010
- **Average annual shareholder return of 52%**

WEST FACE

TANGANYIKA OIL – CASE STUDY

2P Reserve Growth (Working Interest)



900
800
700
600
500
400
300
200
100
0
mmboe
711%
CAGR: 125%
105
851
May 2005
Dec 2007

- **Mr. Guidry was President and CEO from May 2005 until January 2009**
- Location of operations: Syria
- Successful drilling and EOR Program:
- Appraisal and Development Drilling program of 10 wells in 2005, 26 wells in 2006, 53 wells in 2007
- As of September 2008 the company was operating 6 drilling rigs and 10 steam generators for steam injection. 39 wells were in the steam pilot of 2008
- WI Reserves increased by 711% during Gary's tenure
- **Average annual shareholder return of 53%**

CALPINE NATURAL GAS TRUST – CASE STUDY

2P Reserve Growth (Working Interest)



mmboe
25
20
15
10
5
0
16
22
39%
CAGR: 39%
Jun 2003
Jun 2004

- **Mr. Guidry was President and CEO from October 2003 until February 2005**
- Location of operations: Alberta, Canada
- In October 2003 Calpine Corporation spun out the natural gas assets in Alberta into Calpine Natural Gas Trust. Mr. Guidry was recruited to be CEO
- The IPO price was C$10.00 per share
- On November 24, 2004 the Company announced that it was merging with Viking Energy Royalty Trust
- **Average annual shareholder return was 48%**

WEST FACE

WHY NOW?

WEST FACE

WHY IS NOW THE TIME FOR CHANGE?

GTE Needs The Right Leadership At This Critical Juncture

1	**The Company has had significant turnover at the leadership level**	• Dana Coffield, CEO and director was terminated in February 2015 • Verne Johnson, director and co-founder retired in August 2014 • Shane O'Leary, COO retired in July 2014
2	**The Company has come up with no credible succession plan**	• The Board promoted Jeffrey Scott from Chairman to Executive Chairman, despite his leadership role in adopting past strategy • Duncan Nightingale has been promoted twice in the last 9 months: first to COO to replace Shane O'Leary, and then again to Interim CEO after Dana Coffield was terminated
3	**The Company's strategy over the last 4 years has, in our view, been the wrong one**	• The consequences of the wrong strategy was missed opportunity and value loss
4	**The Company has a high cash balance and no debt**	• The consequences for shareholders of further strategy and capital allocation missteps could be very damaging if oversight and leadership is not corrected

We Do Not Have Confidence That The Executive Chairman And The Board Have The Ability To Deploy Shareholder Capital And Execute Strategy Effectively

WHAT CAN SHAREHOLDERS DO?

Answer:

Shareholders can make their views known to the board

info@grantierra.com

WEST FACE'S NOMINEES FOR THE BOARD



Gary Guidry

- Currently Chief Executive Officer of Onza Energy Inc.
- Served as President and CEO of Caracal Energy Inc. from July 2011 to July 2014
- President and CEO of Orion Oil & Gas Corp. (October 2009 to July 2011), Tanganyika Oil Corp. (May 2005 to January 2009), and Calpine Natural Gas Trust (October 2003 to February 2005)
- Currently a director and audit committee member of Africa Oil Corp. (since April 2008) and Shamaran Petroleum Corp. (since February 2007)
- Formerly a director of Zodiac Exploration Corp (September 2010 to October 2011), and TransGlobe Energy Corp. (October 2009 to March 2014)
- Previously, served as Senior Vice President and then President of Alberta Energy Company International, as well as President and General Manager of Canadian Occidental Petroleum's Nigerian operations
- Mr. Guidry has directed exploration and production operations in Yemen, Syria and Egypt and has worked for oil and gas companies around the world in the U.S., Colombia, Ecuador, Venezuela, Argentina and Oman



Robert Hodgins

- Chartered Accountant, investor and director with over 30 years of oil and gas industry experience
- Chairman of the Board of Caracal Energy Inc. until it was purchased in July 2014 for $1.8 billion
- Chief Financial Officer of Pengrowth Energy Trust of Calgary from 2002 to 2004
- Previously, Vice-President and Treasurer of Canadian Pacific Limited and CFO of TransCanada Pipelines Limited, both of Calgary
- Currently a director and Chairman of the Audit Committee at several Calgary-based public companies including, AltaGas Ltd., MEG Energy Corp., Enerplus Corporation, Kicking Horse Energy Inc., and StonePoint Energy Inc.



Peter Dey

- A respected corporate lawyer, investment banker and experienced corporate director known for his corporate governance expertise.
- Director of Caracal Energy Inc. from March 2013 until its sale in July 2014
- Chairman of Paradigm Capital Inc., an independent investment dealer, since November 2005
- Director of Goldcorp and Granite REIT and the Massachusetts Museum of Contemporary Art
- Former Chairman of the Ontario Securities Commission, former Chairman of Morgan Stanley Canada Limited, and was a Senior Partner of the Toronto law firm Osler, Hoskin & Harcourt LLP
- Chaired the Toronto Stock Exchange Committee on Corporate Governance, and was Canada's representative to the OECD Task Force that developed the OECD's Principles of Corporate Governance

WEST FACE'S NOMINEES FOR THE BOARD



Ronald W. Royal

- A professional engineer with more than 35 years of experience with Toronto-based Imperial Oil Limited and ExxonMobil's international upstream affiliates
- A director of Caracal Energy Inc. from July 2011 until its sale in July 2014
- Currently a director of Valeura Energy Inc. of Calgary and Oando Energy Resources Inc.
- From 2002 to 2007, he was President and General Manager of Esso Exploration and Production Chad Inc. (EEPCI) and lived in Chad
- Served on the Board of Directors of Esso REP (Exxon's exploration and production operations in France), EEPCI, Tchad Oil Transportation Company and Cameroon Oil Transportation Company
- In 2003, awarded the title "Chevalier de l'Ordre National du Chad" for his contribution to the economic development of the Republic of Chad



Brooke Wade

- President of Wade Capital Corporation, a private investment company, and Chartered Accountant
- From 1994 until 2005, he was co-founder and Chairman and CEO of Acetex Corporation, a global chemical producer in acetyls, specialty polymers and films, acquired in 2005 by Celanese Corporation
- Prior to Acetex, founding President and CEO of Methanex Corporation, which grew into what is today the world's largest methanol producer
- A director of Caracal Energy Inc. from September 2011 until its sale in July 2014
- Currently serves on the boards of Novinium, Inc. and International Acoustics Company Limited
- Member of the Advisory Board of Network Capital Management Inc., the World Presidents' Organization, the Chief Executives Organization, and the Dean's Advisory Council of the Harvard Kennedy School



David Smith

- Chairman of the Board of Directors of Superior Plus Corp., a diversified public company with interests in energy distribution, chemicals, and construction products distribution. Chair of the Audit Committee from March 2004 to August 2015
- A director of Xinergy Ltd. from December 2010 to February 2013, and of Jannock Properties Ltd. from 2000 to January 2011
- Formerly Managing Partner of Enterprise Capital Management Inc.
- Chartered Financial Analyst with extensive experience in the investment banking, investment research and management industry
- Other areas of expertise include corporate finance, mergers & acquisitions, project finance, and privatization

WEST FACE

SKILLS MATRIX – PROPOSED DIRECTORS

	Gary Guidry	Robert Hodgins	Peter Dey	Ronald Royal	Brooke Wade	David Smith
International Oil & Gas Experience	✓	✓	✓	✓	✓	
Latin American Experience	✓	✓	✓		✓	
Executive Leadership	✓	✓	✓	✓	✓	✓
Other Board Experience	✓	✓	✓	✓	✓	✓
Executive Compensation	✓	✓	✓		✓	✓
Operating Experience	✓	✓		✓	✓	
Strategic Oversight	✓	✓	✓	✓	✓	✓
Marketing & Transportation	✓	✓		✓	✓	✓
Financial & Accounting	✓	✓	✓	✓	✓	✓
Mergers & Acquisitions	✓	✓	✓	✓	✓	✓
Risk Management	✓	✓	✓	✓	✓	✓
Human Resources	✓	✓	✓	✓	✓	✓
Legal and Capital Markets	✓	✓	✓	✓	✓	✓
Government Relations/Regulatory	✓	✓	✓	✓	✓	
Governance	✓	✓	✓	✓	✓	✓
Safety & Environment	✓	✓		✓	✓	

WE BELIEVE OUR PLAN WILL BRING IMPROVEMENTS THAT WILL RESULT IN VALUE CREATION

WEST FACE

We have the right plan, Management team, and Board to deliver value for shareholders



Capital discipline ensures capital is allocated to highest and best use
Resulting in production and reserve growth
Operational discipline ensures lean cost structure
Resulting in increased cash flow generation and shareholder returns
Value Creation

WEST FACE

CHANGE VS. STATUS QUO

Which alternative will lead to better stewardship of your capital?

Status Quo:

- ☒ Directors who oversaw past value loss remain in place
- ☒ No suitable CEO in place
- ☒ $323 million of cash at their disposal
- ☒ Do you trust this Board with your capital?

Change:

- ☑ Reconfigured Board with strong independent directors
- ☑ Reconstituted board to install Gary Guidry as new CEO
- ☑ Gary Guidry has demonstrated ability to create value for shareholders

Now is the time to fix GTE

ENDNOTES

1. Gary Guidry has purchased approximately 2 million common shares in the open market since March 17, 2015 while all current GTE insiders have purchased 66,561 common shares combined since 2008. (Source: SEDI)
2. Gary Guidry joined Caracal Energy Inc. (Caracal) as CEO on July 1, 2011. At the time, Caracal was a private company and completed a private placement on March 9, 2011 which was priced at C$5.00/share. Performance calculation is the annualized share price return from an assumed starting share price of C$5.00/share on March 9, 2011 to April 14, 2014 which was the date Caracal announced it would be acquired by Glencore Xstrata Plc. (Source: Caracal filings, Bloomberg)
3. Gary Guidry joined Auriga Energy Inc. (Auriga) as CEO in May 2009 which was subsequently acquired by Orion Oil & Gas Corporation (Orion), a subsidiary of Sprott Resource Corp. (Sprott), in October 20, 2009. In conjunction with the acquisition, Orion completed a private placement that was priced at C$0.44/share. Performance calculation is the annualized share price return from an assumed starting price of C$0.44/share in May 2009 to May 11, 2011 when Orion announced it would be acquired by WestFire Energy Ltd. (Source: Orion and Sprott filings, Bloomberg)
4. Gary Guidry joined Tanganyika Oil Company Ltd. (Tanganyika) on May 5, 2005. Performance calculation is the annualized share price return from an assumed starting price of C$6.90/share on May 5, 2005 to September 25, 2008 when Tanganyika announced it would be acquired by Sinopec International. (Source: Tanganyika filings, Bloomberg)
5. Performance calculated from Calpine Natural Gas Trust's (Calpine) IPO at a price of C$10.00/unit to November 24, 2004 when Calpine announced it would be acquired by Viking Energy Royalty Trust. Also included is C$1.875/unit in distributions paid over this timeframe. (Source: Calpine filings, Bloomberg)
6. Base salary converted into USD, assuming a March 5, 2015 exchange rate of 1.2484. (Source: GTE 8-K filed on February 5, 2015)
7. Value of options have not been disclosed by GTE. We have priced these options using Bloomberg with the following assumptions: assumed grant date of March 5, 2015, strike price of $2.69/share, dividend yield of 0%, volatility of 55%, risk free interest rate of 1.57%, and term of 5 years. (Source: GTE 8-K filed on February 25, 2015)
8. Value of RSUs have not been disclosed by GTE. We have assumed grant date of March 1, 2015 at a share price of $2.53/share. (Source: GTE 8-K filed on February 25, 2015)
9. We have assumed that a change of control would be triggered upon replacement of majority of the board. In such a circumstance, the change of control payment would pay 200% of base and would be in lieu of the regular cash bonus. (Source: GTE 8-K filed on February 5, 2015)
10. GTE has not disclosed the Executive Chairman's compensation for FY2014. We do not believe FY2014 will be significantly different than FY2013 compensation.